Exhibit 21.1. List of Subsidiaries

1.	Blagman-Century Media, Inc., a California corporation.

2.	Blagman Media International, Inc. 1999, a Nevada corporation.

3.	MNS Eagle Equity Group I, Inc., a Nevada corporation.